FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

CFM Corporation
460 Admiral Boulevard
Mississauga, Ontario
L5T 3A3

Item 2 Date of Material Change

July 28, 2004

Item 3 New Release

A news release in respect of a material change was issued in Mississauga, Ontario over CCNMatthews news wire service on July 28, 2004. A copy of the news release is attached.

Item 4 Summary of Material Change

On July 28, 2004, CFM Corporation announced the appointment of an additional new member to the Board of Directors, Mr. David M. Williams.

Item 5 Full Description of Material Change

At a meeting of the Board on July 28, 2004, Mr. David M. Williams was appointed as an additional new member to the Board of Directors.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

No reliance.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Sonya Stark
Director, Corporate Affairs, Investor Relations
and Corporate Secretary
Tel: (905) 670-7777

Item 9 Date of Report

July 29, 2004

460 Admiral Boulevard
Mississauga, Ontario, L5T 3A3
Tel: (905) 670-7777
Fax: (905) 670-7915
E-mail: cfm@cfmcorp.com
Website: www.cfmcorp.com

PRESS RELEASE	SYMBOL: CFM-TSX

CFM CORPORATION
ANNOUNCES NEW DIRECTOR

MISSISSAUGA, ONTARIO – July 28, 2004 – CFM Corporation (“CFM or the “Company”) announced today the appointment of an additional new member to the Board of Directors, Mr. David M. Williams.

Mr. Williams, a Certified General Accountant, is an inspiring business leader with a strong record of delivering sustainable results through major restructuring and transformation initiatives. Mr. Williams was the President and Chief Executive Officer of the Workplace Safety and Insurance Board, North America’s second largest workplace disability insurance organization with revenues of $2.6 billion and 4,500 employees, from 1998 through to 2003. Prior to 1998, Mr. Williams was Executive Vice President of Loblaw Companies Limited, where he gained valuable retailing experience.

Mr. Williams has a history of being actively involved on business, government and community boards. Mr. Williams is currently a director of Shoppers Drug Mart, Associated Brands Income Trust and Toronto Hydro Corporation.

“We are pleased to have Mr. Williams, an experienced business leader, join our Board of Directors and look forward to his valued contribution”, said Colin Adamson, Chairman and Chief Executive Officer.

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CFM is a leading integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a line of hearth and space heating products, barbecue and outdoor products and water and air purification products. CFM maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

FOR FURTHER INFORMATION CONTACT: COLIN M. ADAMSON Chairman and Chief Executive Officer (905) 670-7777	MARK PROUDFOOT President and Chief Operating Officer (905) 670-7777